UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.    )

Under The Securities Exchange Act of 1934

SEASPAN CORPORATION.

(Name of Issuer)

Class A common shares, $.01 par value per share

(Title of Class of Securities)

Y75638109

(CUSIP Number)

Deep Water Holdings, LLC

c/o Washington Corporations

101 International Way

P.O. Box 16630

Missoula, Montana 59808

(406) 523-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Chris K. Visser

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, Washington 98104-1158

Phone: 206.370.8343

Fax: 206.370.6199

January 30, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y75638109

1.	Name of Reporting Person Deep Water Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 4,268,026 shares of Class A Common Shares*
8. Shared Voting Power 0
9. Sole Dispositive Power 4,268,026 shares of Class A Common Shares*
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,268,026 shares of Class A Common shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 6.42%**
14.	Type of Reporting Person OO

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Class A Common Shares held by Deep Water Holdings, LLC (“Deep Water”), whose sole member is The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Trust”), may be deemed to be beneficially owned by the Trust and by Dennis R. Washington, as Trustee of the Trust. Lawrence R. Simkins, the manager of Deep Water, has voting and investment power with respect to the shares of Class A Common Shares held by Deep Water. Mr. Simkins disclaims any beneficial ownership of the shares of Class A Common Shares beneficially owned by Deep Water, the Trust and Mr. Washington.

**	Based on 66,440,950 shares of Class A Common Shares outstanding as of September 30, 2008, calculated by adding 59,295,950 Class A Common Shares as reported in the financial statements of the issuer’s Form 6-K dated November 12, 2008 and 7,145,000 subordinated shares that were subject to conversion as of October 1, 2008.

CUSIP No. Y75638109

1.	Name of Reporting Person The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 4,268,026 shares of Class A Common Shares*
8. Shared Voting Power 0
9. Sole Dispositive Power 4,268,026 shares of Class A Common Shares*
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,268,026 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 6.42%**
14.	Type of Reporting Person OO

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Class A Common Shares beneficially owned by The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Trust”) may also be deemed to be beneficially owned by Dennis R. Washington, the Trustee of the Trust.

**	Based on 66,440,950 shares of Class A Common Shares outstanding as of September 30, 2008, calculated by adding 59,295,950 common shares as reported in the financial statements of the issuer’s Form 6-K dated November 12, 2008 and 7,145,000 subordinated shares that were subject to conversion as of October 1, 2008.

CUSIP No. Y75638109

1.	Name of Reporting Person Dennis R. Washington
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 4,268,026 shares of Class A Common Shares*
8. Shared Voting Power 0
9. Sole Dispositive Power 4,268,026 shares of Class A Common Shares*
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,268,026 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 6.42%**
14.	Type of Reporting Person IN

*	Deep Water Holdings, LLC (“Deep Water”) holds 4,268,026 shares of Class A Common Shares. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Class A Common Shares held by Deep Water, whose sole member is The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Trust”), may be deemed to be beneficially owned by the Trust and by Dennis R. Washington, as Trustee of the Trust.

**	Based on 66,440,950 shares of Class A Common Shares outstanding as of September 30, 2008, calculated by adding 59,295,950 common shares as reported in the financial statements of the issuer’s Form 6-K dated November 12, 2008 and 7,145,000 subordinated shares that were subject to conversion as of October 1, 2008.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to shares of Class A Common Shares, par value $0.01 per share (the “Common Shares”) of Seaspan Corporation, a corporation organized and existing under the Republic of the Marshall Islands (the “Issuer”). The address of Issuer’s principal executive offices is Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China.

Item 2.	Identity and Background.

(a) This Statement is being filed jointly by Deep Water Holdings, LLC (“Deep Water”), The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Trust”) and Mr. Dennis R. Washington (“Mr. Washington” and collectively with Deep Water and the Trust, the “Reporting Persons”)

(b)-(c) Deep Water is a limited liability company organized under the laws of the State of Montana. The Manager of Deep Water is Lawrence R. Simkins. The Trust is a trust organized under the laws of the State of Montana and is the sole member of Deep Water. Mr. Washington serves as the Trustee of the Trust. The address of each of the Reporting Persons’ principal office is c/o Washington Corporations, 101 International Way, P.O. Box 16630, Missoula, Montana 59808. The principal business of the Reporting Persons is to make, manage and hold investments in operating entities.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Washington is a United States Citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Deep Water purchased the Common Shares it owns with its working capital. Deep Water did not purchase any Common Shares with borrowed funds.

Item 4.	Purpose of transaction.

Deep Water acquired the Common Shares for investment purposes only. The Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and may consider the following future courses of action, among others: (i) continuing to hold the Common Shares for investment; (ii) disposing of all or a portion of the Common Shares in open market sales or in privately-negotiated transactions; (iii) acquiring additional shares of Common Shares in the open market or in privately-negotiated transactions; or (iv) entering into short sales or other hedging transactions with respect to the Common Shares. The Reporting Persons have not as yet determined which, if any, of the courses of action specified in this paragraph they may ultimately take. The Reporting Persons’ future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Common Shares, the Issuer’s prospects and the Reporting Persons’ respective portfolios.

Except as set forth above and in Item 6, neither of the Reporting Persons nor Deep Water’s Manager in his role as such has any present intent or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer or of the Issuer’s manager (Seaspan Management Services Limited), including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

The Reporting Persons and Deep Water’s Manager reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.	Interest in Securities of the Issuer.

(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

(b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Schedule A hereto sets forth certain information with respect to transactions by Deep Water in the Issuer’s Common Shares during the past 60 days. All of the transactions set forth on Schedule A were effected in the New York Stock Exchange trading market.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, arrangements, understandings or relationships with respect to securities of the issuer.

Except as described in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer.

Purchase Agreement. On January 22, 2009, the Issuer entered into a preferred stock purchase agreement (the “Purchase Agreement”) to issue and sell shares of 12% Cumulative Preferred Shares – Series A, par value $0.01 per share (the “Preferred Shares”), to Deep Water and certain other named investors (collectively with Deep Water, the “Investors”), for $200 million. Under the Purchase Agreement, the Preferred Shares are to be issued in two equal tranches of $100 million. The first tranche closed on January 30, 2009. The second tranche of $100 million aggregate amount of the Preferred Shares is expected to close in the fourth quarter of 2009, subject to closing conditions provided in the Purchase Agreement. Deep Water purchased $80 million of the Preferred Shares on January 30, 2009 and, as described above, expects to purchase another $80 million of Preferred Shares in the fourth quarter of 2009.

Statement of Designation. In connection with the closing of the transactions contemplated by the Purchase Agreement, on January 29, 2009, the Issuer filed a statement of designation (the “Statement of Designation”) creating the Preferred Shares and establishing the designations, preferences and other rights of the Preferred Stock with the Registrar of Corporations of the Republic of the Marshall Islands.

The Statement of Designation sets the initial liquidation preference of the Preferred Shares at $1,000 per share, subject to adjustment. No dividend will be payable in respect of the Preferred Shares for the initial five-year period. Instead, the liquidation preference of the Preferred Shares will increase at a rate of 12% per annum until January 31, 2014, compounded quarterly. The Preferred Shares will automatically convert into the Issuer’s Common Shares at a conversion price of $15.00 at any time on or after January 31, 2014 if the average closing price of the trailing 30-trading days of the Common Shares is equal to or greater than $15.00. If at any time on or after January 31, 2014 the average closing price over the trailing 30 trading days of the Class A Common Shares is less than $15.00, the Issuer has the option to convert the Preferred Shares at a conversion price of $15.00 and pay the Investors 115% of the difference between the conversion price and the average closing price of the trailing 30 trading days of the Common Shares, payable in cash or Common Shares at the Issuer’s option. If on January 31, 2014 the Preferred Shares have not converted to Common Shares, the liquidation preference of the Preferred Shares will increase to a rate of 15% per annum, compounded quarterly, payable in cash or by continuing to increase the liquidation value of the Preferred Shares at the holder’s option.

Upon any liquidation or dissolution of the Issuer, holders of the Preferred Shares will generally be entitled to receive the cash value of the liquidation preference of the Preferred Shares after satisfaction of all liabilities to the Issuer’s creditors but before any distribution is made to or set aside for the holders of junior stock, including the Common Shares.

In general, the holders of the Preferred Shares will be entitled to vote together with the holders of the Common Shares on an as-converted basis on any matter submitted for a vote of Common Shares. In addition, the holders of the Preferred Shares, voting as a separate class, will have the right to approve any future issuance of senior or parity stock (except that the Issuer may freely issue additional Preferred Shares up to an aggregate amount of $115 million), any redemption of the Issuer’s capital stock, any amendment of the Issuer’s articles of incorporation, bylaws or the Statement of Designation or any share exchange, reclassification, merger, consolidation, liquidation, dissolution, asset sale or other disposition of all or substantially all of the assets of the Issuer. In addition, subject to certain exceptions, the holders of the Preferred Shares have preemptive rights to prevent dilution and the right to elect up to two members of the Issuer’s board of directors.

Registration Rights Agreement. In addition, on January 30, 2009, as contemplated by the Purchase Agreement, the Investors and the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, in certain circumstances, the Issuer will be obligated to file a registration statement covering the potential sale of the Common Shares issuable upon conversion of the Preferred Shares.

Amendment to the Rights Agreement. Pursuant to the Purchase Agreement, on January 30, 2009, the Issuer entered into an amendment to its shareholders rights agreement (the “Amendment to the Rights Agreement”) in order to exempt from the shareholders rights agreement the Investors as to the transactions contemplated by the Purchase Agreement and any conversion of the Preferred Shares into the Issuer’s Common Shares. The Amendment to the Rights Agreement was executed by the Issuer and the American Stock Transfer & Trust Company, LLC.

Amendment to the Gerry Wang Employment Agreement. In connection with the closing of the transactions contemplated by the Purchase Agreement, Gerry Wang, the Issuer’s chief executive officer, amended his employment agreement with Seaspan Ship Management Ltd., an affiliate of Seaspan Management Services Limited, the Issuer’s manager, in order to extend the initial term of his employment to December 31, 2013 (the “Amendment to the Gerry Wang Employment Agreement”). Thereafter, his employment agreement automatically extends on December 31 of each year unless a prior written notice of non-renewal is delivered by either party no earlier than 210 days and no later than 180 days prior to such date.

The descriptions of the Statement of Designation, the Purchase Agreement, the Amendment to the Rights Agreement, the Registration Rights Agreement and the Amendment to the Gerry Wang Employment Agreement are qualified in their entirety by reference to the agreements themselves, which are incorporated by reference herein and included as Exhibits 3.1, 10.1, 10.2, 10.3 and 10.4, respectively, to the report of the Issuer on Form 6-K filed on February 2, 2009.

Item 7.	Material to be filed as Exhibits.

The Statement of Designation, the Purchase Agreement, the Amendment to the Rights Agreement, the Registration Rights Agreement and the Amendment to the Gerry Wang Employment Agreement, referenced in Item 6 above, are incorporated by reference herein and have been filed as Exhibits 3.1, 10.1, 10.2, 10.3 and 10.4, respectively, to the report of the Issuer on Form 6-K filed on February 2, 2009.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2009	DEEP WATER HOLDINGS, LLC

/s/ Lawrence R. Simkins
Lawrence R. Simkins, Manager

Dated: February 11, 2009	THE ROY DENNIS WASHINGTON REVOCABLE LIVING TRUST UNDER AGREEMENT DATED NOVEMBER 16, 1987, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATION AND RESTATEMENTS

/s/ Lawrence R. Simkins
Lawrence R. Simkins, Attorney in Fact as Trustee

DENNIS R. WASHINGTON

/s/ Lawrence R. Simkins
Lawrence R. Simkins, Attorney in Fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed on behalf of each of us.

Dated: February 11, 2009	DEEP WATER HOLDINGS, LLC

/s/ Lawrence R. Simkins
Lawrence R. Simkins, Manager

Dated: February 11, 2009	THE ROY DENNIS WASHINGTON REVOCABLE LIVING TRUST UNDER AGREEMENT DATED NOVEMBER 16, 1987, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATION AND RESTATEMENTS

/s/ Lawrence R. Simkins
Lawrence R. Simkins, Attorney in Fact as Trustee

DENNIS R. WASHINGTON

/s/ Lawrence R. Simkins
Lawrence R. Simkins, Attorney in Fact

Schedule A

Purchase Transactions of Common Shares

By Deep Water Holdings, LLC during the last 60 days

Date	Transaction	Number of Shares	Price per Share
December 1, 2008	BUY	69,400	$6.35
December 2, 2008	BUY	64,786	$6.19
December 3, 2008	BUY	69,200	$6.25
December 4, 2008	BUY	113,000	$6.35
December 5, 2008	BUY	87,000	$5.97
December 8, 2008	BUY	161,900	$7.54
December 9, 2008	BUY	159,700	$8.49
December 10, 2008	BUY	100,500	$9.83
December 11, 2008	BUY	68,589	$9.10
December 12, 2008	BUY	129,500	$9.16
December 15, 2008	BUY	152,900	$9.15
December 16, 2008	BUY	131,100	$8.77
December 17, 2008	BUY	161,900	$9.32
December 18, 2008	BUY	67,100	$8.65
December 23, 2008	BUY	37,800	$7.72
December 24, 2008	BUY	25,600	$7.79
December 26, 2008	BUY	33,300	$7.80
December 29, 2008	BUY	68,600	$7.62
December 30, 2008	BUY	69,600	$7.85
December 31, 2008	BUY	61,400	$8.71
January 2, 2009	BUY	58,000	$9.29
January 5, 2009	BUY	49,200	$9.82
January 7, 2009	BUY	76,600	$9.78